PROSPECTUS SUPPLEMENT NO. 2                   FILED PURSUANT TO RULE 424(b)(3)
(TO PROSPECTUS DATED JUNE 8, 2006)            REGISTRATION NO. 333-134254

                               7,005,222 SHARES

                            ZOLTEK COMPANIES, INC.

                                 [ZOLTEK LOGO]

                                 COMMON STOCK

         This prospectus supplement supplements the original prospectus dated June 8, 2006 and Prospectus Supplement No. 1, dated August 16, 2006 (collectively, the "Prospectus"), relating to the offer and sale by certain selling shareholders of up to 4,799,898 shares of our common stock which may be issued upon conversion of our senior secured convertible notes, issued in October 2004, February 2005, September 2005, February 2006 and May 2006, up to 2,013,161 shares of our common stock which may be issued upon the exercise of warrants issued in connection with our issuance of the senior convertible notes, and previous private placements of convertible securities completed in February 2003, January 2004 and March 2004, and up to 192,163 shares of our common stock held by the selling shareholders. The selling shareholders may sell the shares from time to time. The shares are registered to permit the selling shareholders to sell the shares which they may receive from the conversion of the senior convertible notes and exercise of the warrants from time to time in the public market. We will not receive any of the proceeds from the sale of shares of common stock by the selling shareholders, but will bear the costs relating to the registration of the shares. To the extent all of the outstanding warrants currently held by the selling shareholders included in this prospectus are exercised at their current exercise prices, we would receive approximately $32,764,259 in cash proceeds (unless those warrants are exercised on a cashless basis in accordance with their terms) upon exercise, which would be used for general working capital purposes and for capital expenditures. The exercise prices of all of these outstanding warrants range from $.01 to $28.06.

         If the information in this Prospectus Supplement is inconsistent with the information contained in the Prospectus or in the proxy statements or other documents previously filed with the Securities and Exchange Commission (collectively, the "SEC Reports") incorporated by reference in the Prospectus or delivered in connection therewith, the Prospectus and/or any SEC Report, as applicable, shall be deemed superseded by this Prospectus Supplement.

         This Prospectus Supplement should be read in conjunction with, and may not be delivered or utilized without, the Prospectus.

         This Prospectus Supplement includes our Current Report on Form 8-K which was filed with the Securities and Exchange Commission on October 25, 2006. The information contained in such report included in this Prospectus Supplement is dated as of the date of such report.

         The information appearing in the Selling Shareholder Table included in this Prospectus Supplement, as of the date hereof, supersedes the information in the table appearing under the heading "Selling Shareholders" in the Prospectus.

SELLING SHAREHOLDERS

                                                  SELLING SHAREHOLDER TABLE

                             SHARES BENEFICIALLY OWNED PRIOR TO                          SHARES BENEFICIALLY OWNED AFTER THE
                                        THE OFFERING                                                  OFFERING
                             ------------------------------------                       ------------------------------------
                                                                    NUMBER OF SHARES
           NAME                   NUMBER         PERCENT(1)(2)         OFFERED(3)              NUMBER           PERCENT
----------------------------------------------------------------------------------------------------------------------------
Cranshire Capital, L.P.         528,823(4)            2.0%              620,868(4)              (11)              (11)
Iroquois Capital, L.P.          486,387(5)            1.8%              612,535(5)              (11)              (11)
Midsummer Investment, Ltd.      478,053(6)            2.0%              604,201(6)              (11)              (11)
Omicron Master Trust, L.P.      480,237(7)            1.8%              396,583(7)              (11)              (11)
Portside Growth and           1,074,040(8)            3.9%            1,493,018(8)              (11)              (11)
  Opportunity Fund
Rockmore Investment Master    1,066,302(9)            3.9%            1,076,678(9)              (11)              (11)
  Fund, Ltd.
Smithfield Fiduciary LLC        743,527(10)           2.8%              932,184(10)             (11)              (11)
Andrew S. Bauer                  65,580                 *                19,075                 (11)              (11)
Richard D. Bauer                 21,775                 *                19,075                 (11)              (11)
Louis Goldring 2004             167,857                 *                25,000                 (11)              (11)
  Trust I
Gulfstream Partnership           25,000                 *                25,000                 (11)              (11)
Lyle F. Gulley, Jr. IRA           4,630                 *                 4,630                 (11)              (11)
CHW LLC                          23,149                 *                23,149                 (11)              (11)
TOTAL

-----------------
*  Less than 1%

(1) The percentage ownership for each person or entity in the Selling Shareholder table is calculated pursuant to Rule 13d-3(d)(1)(i), as promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and based upon 25,780,631 shares of our common stock issued and outstanding as of October 23, 2006. The calculation of this percentage assumes the exercise of all warrants and the conversion of all convertible securities, if any, held by that person or entity. In addition, pursuant to Rule 13d-3(d)(1)(i), percentage calculations assume the exercise or conversion of the above-listed securities by that specific person or entity for purposes of calculating the percentage of outstanding securities and are not assumed exercised or converted for purposes of calculating the percentage of outstanding securities of any other person or entity listed.

(2) The terms of the senior convertible notes and the associated warrants provide that the securities are convertible or exercisable on any given date only to the extent that the number of shares of common stock then issuable upon the conversion or exercise of the securities, together with any other shares of common stock beneficially owned by the investors or any of their affiliates (excluding for this purpose shares of common stock which may be deemed beneficially owned through the ownership of the unconverted or unexercised securities) would not exceed 9.9%. Accordingly, the investors' ability to fully convert or exercise the securities registered herein may be limited by the terms of the securities.


                                     -2-


(3) Under our registration rights agreement with the selling shareholders, we agreed to register that number of shares determined by assuming that the conversion price of our convertible notes equals 75% of the currently applicable conversion price.

(4) Mitchell P. Kopin, the president of Downsview Capital, Inc., the general partner of Cranshire Capital, L.P, has sole voting control and investment discretion over securities held by Cranshire Capital, L.P. Each of Mitchell P. Kopin and Downsview Capital, Inc. disclaims beneficial ownership of the shares held by Cranshire Capital, L.P.

(5) Joshua Silverman has voting control and investment decision over securities held by Iroquois Capital, LP. Mr. Silverman disclaims beneficial ownership of the shares held by Iroquois Capital, LP.

(6) Midsummer Capital, LLC is the investment manager to Midsummer Investment Ltd. By virtue of such relationship, Midsummer Capital, LLC may be deemed to have dispositive power over the shares owned by Midsummer Investment Ltd. Midsummer Capital, LLC disclaims beneficial ownership of such shares. Mr. Michel Amsalem and Mr. Scott Kaufman have delegated authority from the members of Midsummer Capital, LLC with respect to the shares of common stock owned by Midsummer Investment Ltd. Messrs. Amsalem and Kaufman may be deemed to share dispositive power over the shares of our common stock owned by Midsummer Investment Ltd. Messrs. Amsalem and Kaufman disclaim beneficial ownership of such shares of our common stock and neither person has any legal right to maintain such delegated authority.

(7) Omicron Capital, L.P., a Delaware limited partnership ("Omicron Capital"), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda ("Omicron"), Omicron Capital, Inc., a Delaware corporation ("OCI"), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited ("Winchester") serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. As of the date of this Prospectus Supplement, Mr. Olivier H. Morali, an officer of OCI, and Mr. Bruce
         T. Bernstein, a consultant to OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions with respect to the shares of our common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not "affiliates" of one another, as that term is used for purposes of the Exchange Act or of any other person named in this prospectus as a selling stockholder. No person or "group" (as that term is used in Section 13(d) of the Exchange Act or the SEC's Regulation 13D-G) controls Omicron and Winchester.

(8) Ramius Capital Group, L.L.C. ("Ramius Capital") is the investment adviser of Portside and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

         The investment advisor to Portside is Ramius Capital. An affiliate of Ramius Capital Group, L.L.C. is a NASD member. However, this affiliate will not sell any shares offered through this Prospectus by Portside and will receive no compensation whatsoever in connection with sales of shares by Portside offered through this Prospectus.


                                     -3-


(9) Rockmore Capital, LLC ("Rockmore Capital") and Rockmore Partners, LLC ("Rockmore Partners"), each a limited liability company formed under the laws of the State of Delaware, serve as the investment manager and general partner, respectively, to Rockmore Investments (US) LP, a Delaware limited partnership, which invests all of its assets through Rockmore Investment Master Fund Ltd., an exempted company formed under the laws of Bermuda ("Rockmore Master Fund"). By reason of such relationships, Rockmore Capital and Rockmore Partners may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Rockmore Capital and Rockmore Partners disclaim beneficial ownership of such shares of our common stock. Rockmore Partners has delegated authority to Rockmore Capital regarding the portfolio management decisions with respect to the shares of common stock owned by Rockmore Master Fund and, as of October 23, 2006, Mr. Bruce T. Bernstein and Mr. Brian Daly, as officers of Rockmore Capital, are responsible for the portfolio management decisions of the shares of common stock owned by Rockmore Master Fund. By reason of such authority, Messrs. Bernstein and Daly may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Messrs. Bernstein and Daly disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. No person or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC's Regulation 13D-G) controls Rockmore Master Fund.

(10) Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and consequently has voting control and investment discretion over securities held by Smithfield Fiduciary LLC. Mr. Glenn Dubin and Mr. Henry Swieca control Highbridge Capital Management, LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Smithfield Fiduciary LLC.

(11) The selling shareholders may, in connection with this prospectus, offer all or some portion of the common stock they presently hold. Accordingly, no estimate can be given as to the amount of the common stock that will be held by each selling shareholder upon termination of any such sales.

         The selling shareholders may sell the shares covered by this prospectus from time to time through various means (e.g., in ordinary brokerage transactions, directly to market makers of our shares, in negotiated transactions or otherwise, at prevailing market prices) and may engage brokers or dealers to sell the shares. The selling shareholders and any underwriters, agents, brokers or dealers through or to whom these shares of common stock may be sold may be deemed "underwriters" of the shares within the meaning of the Securities Act of 1933, as amended, in which event all brokerage commissions or discounts and other compensation received by such brokers or dealers may be deemed to be "underwriting compensation." If required, the selling shareholders will disclose the names of any underwriter(s), applicable commissions or discounts, and any other required information with respect to any particular sales in an accompanying prospectus supplement.

         We will pay the expenses related to the registration of the shares covered by this prospectus. The selling shareholders will pay commissions and selling expenses, if any, incurred by them.

         Our shares of common stock are listed for trading on the Nasdaq National Market under the symbol "ZOLT." On November 2, 2006, the last reported sale price of our common stock on the Nasdaq National Market was $23.26 per share.

         INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THE PROSPECTUS DATED JUNE 8, 2006.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          The date of this Prospectus Supplement is November 3, 2006

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                      ----------------------------------

                                   FORM 8-K

                                CURRENT REPORT

                      PURSUANT TO SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934


      Date of Report (Date of earliest event reported): October 24, 2006

                            ZOLTEK COMPANIES, INC.
            (Exact name of registrant as specified in its charter)


   MISSOURI                        0-20600                       43-1311101
(State or other               (Commission File                (I.R.S. Employer
jurisdiction of                    Number)                     Identification
 organization)                                                    Number)


3101 MCKELVEY ROAD
ST. LOUIS, MISSOURI                                                 63044
(Address of principal executive offices)                          (Zip Code)

                                (314) 291-5110
             (Registrant's telephone number, including area code)

                                NOT APPLICABLE
         (Former name or former address if changed since last report)

                      ----------------------------------

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01         ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.

                  On October 24, 2006, Zoltek Companies, Inc. (the "Registrant") announced that it had completed the private placement of $7.5 million aggregate principal amount of 7.5% Senior Convertible Notes (the "Notes") pursuant to the terms of its previously announced Loan and Warrant Agreement, dated as of September 29, 2005, as amended by that certain Amendment No. 1 to Loan and Warrant Agreement and Registration Rights Agreement, dated as of April 28, 2006 (as amended, the "Amended Loan Agreement"), among the Registrant, the lender parties thereto ("Lenders"). As previously reported by the Registrant, the Amended Loan Agreement provided for the Registrant to issue up to $60 million aggregate principal amount of senior convertible notes, along with warrants to purchase its Common Stock. To date, the Registrant has issued the full $60 million of senior convertible notes under the Amended Loan Agreement. The closing of previous fundings under the Amended Loan Agreement were completed on September 30, 2005, November 30, 2005, February 6, 2006, May 15, 2006 and July 6, 2006. Copies of the original Loan and Warrant Agreement and the amendment thereto are incorporated by reference or included as Exhibit 4.1 and Exhibit 4.2, respectively, to this Report.

                  The Notes, the form of which is included as Exhibit 4.3 to this Report (the "Notes"), are convertible into shares of the Registrant's Common Stock at an intial conversion price of $25.51 per share (subject to adjustment). The Notes mature 42 months from the closing date and bear interest, payable quartely, at the rate of 7.5% per annum for 18 months, and therafter at LIBOR plus four percent per annum. The interest on the Notes may be paid in cash or, at the Registrant's option, in Common Stock if certain conditions are satisfied as set forth in the Notes. If the Registrant chooses to pay the interest in Common Stock, the price will be based on 90% of the average of the daily volume weighted average price for the 20 days prior to the interest payment date. The Notes are secured by a pledge of certain real property and fixed assets associated with the operations of Zoltek Rt., the Registrant's Hungarian subsidiary.

                  In connection with the issuance of the Notes, Registrant issued to the Lenders warrants to purchase an aggregate of up to 102,835 shares of Common Stock at an initial exercise price of $28.06 per share (the "Warrants"). The Warrants, the form of which is incorporated by reference in this report as Exhibit 4.4, have five-year terms.

                  The conversion prices of the Notes and the exercise prices of the Warrants are both subject to adjustment under certain circumstances, as set forth in the Notes and the Warrants. The number of shares of Common Stock issuable under the Notes and the Warrants may be adjusted based upon the occurrences of certain events described therein such as the declaration by the Registrant of a stock dividend, a subdivision or combination of its outstanding shares of Common Stock, a reclassification of the outstanding securities of the Registrant (including due to reorganization of the Registrant itself) or the issuance of common equity securities at a price less than the applicable conversion or exercise price.

                  All of the Lenders are "accredited investors," as defined in Rule 501 of Regulation D under the Securities Act of 1933, as amended (the "Securities Act"), and the securities offered and sold in the private placement have not been registered under the Securities Act and were sold without registration in reliance upon the exemption from securities registration under both Rule 506 of Regulation D and Section 4(2) of the Securities Act. The Registrant has entered into a Registration Rights Agreement with the Lenders, a copy of which is incorporated by reference in this report as Exhibit 4.5 ("Registration Rights Agreement"), pursuant to which the Lenders shall have the right to demand registration of the Common Stock and to participate in certain subsequent offerings of securities by the Registrant or other shareholders.

                  The foregoing summary of is qualified in its entirety by the Loan and Warrant Agreement and amendment thereto, the form of Notes, the form of Warrants, and the Registration Rights Agreement, and should be read in conjunction with, the copies of such documents incorporated by reference in this report as exhibits.

                  On October 24, 2006, the Registrant issued a press release announcing that it had completed the funding of Notes under the Loan Agreement in the amount of $7.5 million. The text of this press release is attached hereto as Exhibit 99.1.

ITEM 2.03 CREATION OF A DIRECT FINANCIAL OBLIGATION OR AN OBLIGATION UNDER AN OFF-BALANCE SHEET ARRANGEMENT OF A REGISTRANT.

                  See Item 1.01 which is incorporated herein by reference.

ITEM 3.02         UNREGISTERED SALES OF EQUITY SECURITIES.

                  See Item 1.01 which is incorporated herein by reference.

ITEM 9.01.        FINANCIAL STATEMENTS AND EXHIBITS.

                  (a) Financial statements of businesses acquired. Not
                      -------------------------------------------
                      applicable.

                  (b) Pro forma financial information. Not applicable
                      -------------------------------

                  (c) Exhibits. See Exhibit Index
                      --------

                                  SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: October 24, 2006

                                         ZOLTEK COMPANIES, INC.



                                         By    /s/ Kevin Schott
                                            ---------------------------------
                                            Kevin Schott
                                            Chief Financial Officer

                                 EXHIBIT INDEX
Exhibit
Number                            Description
------                            -----------

4.1 Loan and Warrant Agreement, as of September 29, 2005, among the Registrant, the Lenders and the Agent, filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated September 29, 2005 and incorporated herein by reference.

4.2 Amendment No. 1 to Loan and Warrant Agreement and Registration Rights Agreement among the Registrant and the Lenders, filed as
            Exhibit 4.2 to the Registrant's Current Report on Form 8-K dated May 1, 2006 and incorporated herein by reference.

4.3 Form of Note, filed as Exhibit 4.3 to the Registrant's Current Report on Form 8-K dated May 1, 2006 and incorporated herein by reference.

4.4 Form of Warrant, filed as Exhibit 4.4 to the Registrant's Current Report on Form 8-K dated May 1, 2006 and incorporated herein by reference.

4.5 Registration Rights Agreement, dated as of September 30, 2005, by and among the Registrant and the Lender parties thereto, filed as
            Exhibit 4.4 to the Registrant's Current Report on Form 8-K dated September 29, 2005 and incorporated herein by reference.

99          Press Release, dated October 24, 2006.

                                                                  Exhibit 99

[ZOLTEK logo]

FOR IMMEDIATE RELEASE                               NASDAQ NMS SYMBOL: "ZOLT"
---------------------                               -------------------------

                     ZOLTEK COMPLETES ADDITIONAL FUNDING
                     -----------------------------------

         ST. LOUIS, MISSOURI -- OCTOBER 24, 2006 -- Zoltek Companies, Inc. reported today that it had received an additional $7.5 million of funding today under the previously announced existing convertible debt and warrant facility of up to $60 million with institutional investors. As a result, Zoltek now has received the full $60 million of funding contemplated under this arrangement. The financing package is expected to provide a portion of the financial resources required to enable the Company to continue to execute its expansion of its worldwide carbon fiber productive capacity.

                      FOR FURTHER INFORMATION CONTACT:

                    ZSOLT RUMY, CEO OR KEVIN SCHOTT, CFO
                             3101 MCKELVEY ROAD
                             ST. LOUIS, MO 63044
                               (314) 291-5110

This press release contains forward-looking statements, which are based upon the current expectations of the Company. Because these forward-looking statements are inherently subject to risks and uncertainties, there are a number of factors that could cause the Company's plans, actions and actual results to differ materially. Among these factors are the Company's ability to: re-activate its formerly idle manufacturing facilities on a timely and cost-effective basis, to meet current order levels for carbon fibers; successfully add new capacity for the production of carbon fiber and precursor raw material; execute plans to exit its specialty products business and reduce costs; achieve profitable operations; raise new capital and increase its borrowing at acceptable costs; manage changes in customers' forecasted requirements for the Company's products; continue investing in application and market development; manufacture low-cost carbon fibers and profitably market them; and penetrate existing, identified and emerging markets. The timing and occurrence (or non-occurrence) of transactions and events that determine the future effect of these factors on the Company, as well as other factors, may be beyond the control of the Company. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this press release.